Exhibit J.  Revaluation of assets or restatement of capital share account
Additionally, U.S. generally accepted accounting principles require that certain components of net assets relating to permanent differences be reclassified between financial and tax reporting.  These reclassifications have no effect on net assets or net asset value per share. For the year ended March 31, 2008, the following table shows the reclassifications made:

Paid in capital	Accumulated net investment loss	Accumulated net realized loss on investments sold
$(55,347)	$111,649	$(56,302)